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RECD S.E.C.
FEB 2_ 2006
503

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47915

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Calvert Distributors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4550 Montgomery Ave., Ste. 1000N
(No. and Street)

PROCESSED
MAY 12 2006
THOMSON FINANCIAL

Bethesda (City) MD (State) 20814 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald Wolfsheimer (301) 951-4800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

1750 Tysons Blvd., Suite 800 (Address) McLean (City) VA (State) 22102 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

AFFIRMATION

I, Ronald M. Wolfsheimer, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Calvert Distributors, Inc. (the "Company") for the year ended December 31, 2005, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Ronald M. Wolfsheimer — 2/28/06

Signature — Date

Senior Vice President, Chief Financial and Administrative Officer

Title

Karen Graybeal

Notary Public

Karen Graybeal

My commission expires 6/1/2007

CALVERT DISTRIBUTORS, INC.
TABLE OF CONTENTS

This report contains (check all applicable boxes):

Deloitte.

Deloitte & Touche LLP
Suite 800
1750 Tysons Boulevard
McLean, VA 22102-4219
USA

Tel: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Calvert Distributors, Inc.

We have audited the following financial statements of Calvert Distributors, Inc. (a wholly owned subsidiary of the Calvert Group, Ltd.) (the "Company") for the year ended December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Calvert Distributors, Inc., at December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 6 to the financial statements, in 2005 the Company changed its method of accounting for distribution payments relating to the sale of mutual fund Class B shares.

Deloitte.

Deloitte & Touche LLP
Suite 800
1750 Tysons Boulevard
McLean, VA 22102-4219
USA

Tel: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of Calvert Distributors, Inc. as of December 31, 2005, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

February 16, 2006

Deloitte & Touche LLP

CALVERT DISTRIBUTORS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$ 29,513,231
Brokerage fees receivable	44,146
Investments, at fair value	5,087,908
Due from Calvert mutual funds	1,975,836
Prepaid expenses and other assets	6,041,675
PROPERTY AND EQUIPMENT:	
Equipment	460,285
Furniture and fixtures	128,643
Total property and equipment	588,928
Less: Accumulated depreciation	(560,847)
Net property and equipment	28,081
TOTAL ASSETS	$ 42,690,877

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 32,841
Accrued payroll and related liabilities	1,062,109
Due to affiliates	9,890,531
Income taxes payable	126,851
Deferred revenue	4,735,360
Deferred tax liability	522,433
Total liabilities	16,370,125
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDER'S EQUITY:	
Common stock, par value $.01 per share - authorized, 10,000 shares; issued and outstanding, 1,000 shares	10
Additional paid-in capital	4,169,478
Retained earnings	22,151,264
Total stockholder's equity	26,320,752
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 42,690,877

See notes to financial statements.

CALVERT DISTRIBUTORS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES:	
Distribution fees	$ 20,919,608
Brokerage fees - depository accounts	640,740
Load revenues	8,583,393
Investment income	850,635
Total revenues	30,994,376
EXPENSES:	
Salaries and incentive compensation	7,607,446
Employee benefits	2,192,242
General and administrative	267,830
Broker commissions	7,778,019
Facilities	858,107
Product distribution	20,142,655
Sales and marketing	5,148,433
Less:	
Allocation of expenses to affiliated companies	(23,655,535)
Total expenses	20,339,197
INCOME BEFORE INCOME TAXES	10,655,179
Income taxes	(4,237,865)
NET INCOME	$ 6,417,314

See notes to financial statements.

CALVERT DISTRIBUTORS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE, JANUARY 1, 2005	$ 10	$ 4,169,478	$ 15,733,950	$ 19,903,438
Net income	-	-	6,417,314	6,417,314
BALANCE, DECEMBER 31, 2005	$ 10	$ 4,169,478	$ 22,151,264	$ 26,320,752

See notes to financial statements.

CALVERT DISTRIBUTORS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 6,417,314
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	23,432
Realized and unrealized gain on investments - net	(65,038)
Purchases of marketable securities	(3,070,986)
Sale of marketable securities	2,600,000
Deferred income tax expense	57,647
Changes in assets and liabilities:	
Brokerage fees receivable	13,466
Due from Calvert mutual funds	(392,901)
Income taxes payable	(32,038)
Prepaid expenses and other assets	(4,796,383)
Accounts payable and accrued expenses	4,289,632
Accrued payroll and related liabilities	136,004
Obligation under capital lease	1,707
Due to affiliates, net	3,402,626
Net cash provided by operating activities	8,584,482
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of property and equipment	(8,189)
Net cash used in investing activities	(8,189)
DECREASE IN CASH EQUIVALENTS	8,576,293
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	20,936,938
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 29,513,231
SUPPLEMENTAL CASH FLOWS DISCLOSURES:	
Income tax payments	$ 3,926,526

See notes to financial statements.

CALVERT DISTRIBUTORS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

1. DESCRIPTION OF BUSINESS

Calvert Distributors, Inc. (the "Company") is a wholly owned subsidiary of Calvert Group, Ltd. (the "Parent"). The Company is a registered broker-dealer of securities under the Securities Exchange Act of 1934. The Company provides distribution services to a related group of mutual funds and serves as a broker for deposits with banks and savings institutions. The Parent is owned by Acacia Financial Corporation ("Financial"), a wholly owned subsidiary of Acacia Life Insurance Company ("Acacia Life").

Acacia Life, is a wholly owned subsidiary of Ameritas Holding Company ("AHC") which in turn is a wholly owned subsidiary of the Ameritas Acacia Mutual Holding Company ("AAMHC").

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates in the Preparation of Financial Statements - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates were made for various liabilities. Actual results could differ from those estimates.

Revenue Recognition - Product distribution fees are contractually based charges to affiliate mutual funds that are accrued daily. The fees are recognized as earned. Load revenues represent underwriter fees that are determined based on a stated rate for trades executed and are recognized generally on a trade-date basis, and revenues accreted under the purchase and sales agreement. Fees for brokerage depository accounts are negotiated with the respective banks and/or savings institutions and are based on the average daily account balances.

Cash and Cash Equivalents - The Company's cash equivalents consist principally of highly liquid investments in shares of affiliated Calvert money market funds.

Broker Commissions- Commissions primarily represent broker reallowance paid to third party distributors related to sales of affiliated mutual funds' shares.

Investments - Investment securities are carried and reported at fair value. Unrealized gains and losses for investment securities are included in the statement of operations.

Property and Equipment - Property and equipment are recorded at cost and are depreciated on a straight line basis over an estimated useful life of five years.

Marketing Costs – Marketing costs are expensed as incurred. In addition, the company may assume and pay certain mutual fund advertising and promotional expenses for which it is not reimbursed fully from the Funds.

3. RELATED PARTY TRANSACTIONS

The Company, the Parent, and affiliates consisting of Calvert Administrative Services Company, Calvert Asset Management Company, Inc., and Calvert Shareholder Services, Inc., each a wholly owned subsidiary of the Parent, provide various administrative services to each other. These services include, but are not limited to, legal and accounting, customer servicing, transaction processing, and other administrative services.

The Parent allocates revenues and expenses to and from its affiliates. These revenues and expenses relate to product distribution, marketing, facilities, and general and administrative activities. Accordingly, the Company's financial condition and results of operations do not necessarily reflect what might have occurred had the Company been operated outside its affiliated group. The Company's expenses include reimbursed charges, net, from its affiliates in the amount of $23,656,000 for the year ended December 31, 2005.

Pursuant to an agreement with Acacia Federal Savings Bank, an affiliated entity, the Company earned brokerage fees of approximately $588,000 in 2005, from the brokerage depository account. As of December 31, 2005, receivables from Acacia Federal Savings Bank for these brokerage fees were approximately $42,000.

Due from Calvert mutual funds consists of receivables for load and product distribution fees.

On December 31, 2005, the Company held investments of approximately $5,088,000 in various mutual funds and held cash equivalents of approximately $29,513,000 in various money market funds for which the Company is the investment advisor.

4. EMPLOYEE BENEFIT PLANS

Substantially all employees of the Company participate in a contributory defined contribution plan sponsored by AHC. In addition, certain of the Company's employees participate in an unfunded, non-qualified defined contribution plan. An affiliated Company has made contributions to these plans on the Company's behalf. The Parent's contributions to these plans are based on percentages of employees' salaries and totaled approximately $1,434,000 in 2005.

The Parent has both short-term and long-term incentive compensation plans covering certain active employees. Payments under these plans are based on the attainment of certain performance goals in the current as well as future years.

5. INVESTMENT INCOME

Investment income consists of $785,597 of dividend income, unrealized loss on investments of $87,548, and $152,586 of realized gain on investments.

6. PURCHASE AND SALES AGREEMENT

In March 2005, FASB Staff Position No. EITF 85-24-1, Application of EITF Issue No. 85-24, "Distribution Fees by Distributors of Mutual Funds That Do Not Have a Front-End Sales Charge," When Cash for the Right to Future Distribution Fees Is Received from Third Parties ("the FSP") was issued.

Since April 1, 1998, the Company has been the seller to a purchase and sales agreement that falls within the purview of the new pronouncement. The contract gives the purchaser an exclusive right and obligation to purchase future receivable service, distribution payments, and any contingent deferred sales charge on current sales of mutual fund Class B shares. Such contract has been and may continue to be extended with the agreement of both the Company and the purchaser.

The Company implemented the provisions of the FSP for its financial statements for the year ended December 31, 2005. As a result of the adoption of the provisions of the FSP, prepaid expenses and other assets were increased by $6,416,000, and deferred revenue was increased by $6,541,000, reflecting treatment of the sale of the Class B shares as a financing arrangement in accordance with the provisions of the FSP. During 2005, the Company amortized to load revenues income of $3,457,000 of advanced payments received and expensed $3,364,000 of deferred broker commissions paid. The cumulative effect of the change from the adoption of the FSP was not material to the Company's statement of operations.

Management has reviewed the conditions in the purchase and sales agreement under which the indemnifications could be exercised and, in accordance with FASB Interpretation 45, *"Guarantor's Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others,"* does not believe that a material liability has been created by the standard business representations and warranties included therein.

7. INCOME TAXES

The Parent and its Subsidiaries, as "Members" of an "Affiliated Group", are included in the consolidated federal income tax return of AAMHC. The Members' federal tax provisions are determined on a separate-return basis, and they file separate state income tax returns. The Members' current tax sharing agreement with AAMHC is such that one Member may currently utilize the net operating losses of another Member within the Affiliated Group by reimbursing AAMHC, which will compensate any Member for the use of its losses or tax credits. At December 31, 2005, the Company had no state or federal net operating loss carryforwards available.

The provision for income taxes consists of the following for the year ended December 31, 2005:

Current:	
Federal	$ 3,449,069
State	731,149
	4,180,218
Deferred:	
Federal	50,850
State	6,797
	57,647
Income tax provision	$ 4,237,865

The effective income tax rate of 39.77% varied from the statutory federal income tax rate of 35% primarily because of state income taxes, net of federal benefits.

Deferred taxes as of December 31, 2005 represent the net tax effect of temporary differences between the bases of assets and liabilities for financial reporting and tax purposes that generally relate to compensation accruals and unrealized gains on securities.

8. COMMITMENTS AND CONTINGENCIES

Litigation - The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position.

9. NET CAPITAL REQUIREMENTS

The Company reports its net capital requirement pursuant to the Securities and Exchange Commission's uniform net capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of $250,000 or 6-2/3 percent of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined by the rule, may not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends paid if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2005, the Company had net capital of $16,857,564, which was $15,766,223 in excess of the required net capital of $1,091,341. The Company's ratio of aggregate indebtedness to net capital was .97 to 1.

* * * * * *

SUPPLEMENTAL SCHEDULES

CALVERT DISTRIBUTORS, INC.
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2005

NET CAPITAL:	
Stockholder's equity	$ 26,320,752
LESS NONALLOWABLE ASSETS:	
Brokerage fees receivable	44,146
Due from Calvert mutual funds	1,975,836
Property and equipment - net	28,081
Prepaid expenses and other assets	6,041,675
Total nonallowable assets	8,089,738
Net capital before haircuts on securities	18,231,014
Haircuts on money market mutual funds and investments	(1,353,450)
Excess fidelity bond deductible provision	(20,000)
NET CAPITAL	$ 16,857,564
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	$ 32,841
Accrued payroll and related liabilities	1,062,109
Due to affiliates	9,890,531
Deferred revenue	4,735,360
Deferred tax liability	522,433
Obligations under capital lease	-
Income taxes payable	126,851
Total aggregate indebtedness	$ 16,370,125
MINIMUM NET CAPITAL REQUIREMENT (Greater of 6-2/3% of aggregate indebtedness or $250,000)	$ 1,091,341
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 15,766,223
EXCESS NET CAPITAL AT 1,000% (Net capital less 10% of aggregate indebtedness)	$ 15,220,552
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	97.11%

No material differences exist between the Company's computation, included in Part II of the Amended Focus Report as of December 31, 2005, and the schedule reported herein.

CALVERT DISTRIBUTORS, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2005

Rule 15c3-3 is intended to limit the use of brokers-dealers use of customers' funds. The rule requires the reserve to be calculated as the excess of customer-related credits over customer-related debits. The total credits and debits amounted to $-0- at December 31, 2005. No deposit was required.

Pursuant to Paragraph (d) (4) of Rule 17-a-5, there are no material differences between this reserve computation required pursuant to Rule 15c 3-3 and the corresponding computation prepared by and included in the Company unaudited part II Focus Report Filing as of the same date.

CALVERT DISTRIBUTORS, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2005

1. Customers' fully paid securities and excess margin requirements not in the respondent's possession or control as of the report date for which instructions to reduce possession or control has been issued for which the required action was not taken by the respondent within the time frames specified under Rule 15c3-3.

   A. Number of Items - NONE $ -

2. Customer's fully paid securities and excess margin securities for which instructions to reduce possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

   A. Number of Items - NONE $ -

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Deloitte.

Deloitte & Touche LLP
Suite 800
1750 Tysons Boulevard
McLean, VA 22102-4219
USA

Tel: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

February 16, 2006

To the Board of Directors of
Calvert Distributors, Inc.

In planning and performing our audit of the financial statements of Calvert Distributors, Inc., (the "Company") for the year ended December 31, 2005 (on which we issued our report dated February 16, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United

Deloitte.

Deloitte & Touche LLP
Suite 800
1750 Tysons Boulevard
McLean, VA 22102-4219
USA

Tel: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP